EXHIBIT 1

Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com
March 22, 2007
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX: ERF.UN
NYSE: ERF

ENERPLUS ANNOUNCES STRATEGIC OIL SANDS ACQUISITION
AND EQUITY FINANCING

Calgary, Alberta - Enerplus Resources Fund (“Enerplus” or the “Fund”) is pleased to announce that it has entered into an agreement to acquire a 90% interest in the Kirby Oil Sands Partnership (“Kirby”), a privately held partnership operating in the Athabasca oil sands fairway of Alberta, for total consideration of $182.5 million, consisting of $127.8 million in cash and the issuance of 1,104,945 trust units at a deemed price of $49.55.  As part of the acquisition, Enerplus will become the managing partner and the operator of the project.

This transaction represents a strategic acquisition of additional long-term oil sands assets with steam assisted gravity drainage (“SAGD”) development potential that Enerplus believes will add significant long-term value for our unitholders. Oil sands assets are a key resource play for Enerplus given their lower geologic risk and the scalable development associated with these types of assets. The addition of an operated SAGD project compliments Enerplus’ existing portfolio of non-operated oil sands assets which include the mining and SAGD projects on the Joslyn lease. -Enerplus has assembled an internal oil sands team with expertise in developing and operating SAGD projects.

The transaction is expected to close on or about April 10, 2007, subject to standard closing conditions. In conjunction with and in addition to the trust units to be issued pursuant to the acquisition, Enerplus has agreed to issue 4.05 million trust units through a bought deal financing at a price of $49.55 per trust unit for gross proceeds of $200.7 million as described in further detail later in this release. The proceeds of the equity financing will be used to reduce the Fund’s outstanding bank debt, including indebtedness incurred in connection with the Kirby acquisition and the previously-announced acquisition of a gross overriding royalty interest in the Jonah natural gas field (“Jonah”) in Wyoming for $60 million which closed on January 31, 2007, and for future capital and general corporate expenditures.

Acquisition Highlights

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The Kirby oil sands leases cover a large land block of 43,360 gross acres (over 67 sections of land) in a highly prospective area in the heart of the Athabasca oil sands fairway near several other major SAGD development projects currently on production.

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An independent engineering assessment conducted by GLJ Petroleum Consultants Ltd. (“GLJ”) indicates a “best estimate” of contingent resources of 244 million barrels of bitumen (approximately 220 million barrels net to Enerplus).

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Enerplus believes there is upside to the best estimate of contingent resources given the highly prospective location, indications from existing seismic and log data, the opportunity to develop oil sands with less than 13 metres of pay thickness, 19 undrilled sections of land and upside in the Wabiskaw formation.

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Enerplus' initial development plans include a 10,000 bbl/day SAGD project (9,000 bbls/day net) starting in 2011 with further expansion capability to a total of 30,000 - 40,000 bbls/day of gross bitumen production (27,000 - 36,000 bbls/day net to Enerplus) over time. Enerplus expects the project life of these SAGD developments to be in the order of 25 years.

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Enerplus estimates the initial capital requirements to bring the first 10,000 bbls/day of production on stream to be approximately $320 million net to Enerplus including estimates for cost inflation and contingencies. Further sustaining capital will be required over the remaining life of the 10,000 bbl/day project.

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Although we have the option of starting with a larger SAGD project, we believe the strategy of a 10,000 bbl/day project will allow us to expedite regulatory approvals, manage cost pressures and allow the knowledge and experience gained to be leveraged on the larger expansion. We would expect to see improved capital efficiencies on the project as it increases in size.

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Enerplus plans to commence development of the Kirby expansion project after the start-up of the first phase of the Joslyn mine project (representing 15,000 bbls/day net to Enerplus with anticipated start-up in 2013). The timing of any Kirby expansion, together with the Joslyn mining or SAGD operations, and other potential projects will be coordinated in order to balance the Fund’s future capital requirements and production profile.

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This acquisition, combined with Enerplus’ existing oil sands working interest in the Joslyn lease, provides an independently assessed “best estimate” of 443 million barrels of contingent resources in addition to 53 million barrels of proved plus probable reserves associated with the SAGD portion of the Joslyn lease currently included in our total company reserve estimates.

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Enerplus expects that cash distributions to unitholders will not be impacted by the acquisition or equity financing. Based on the Fund’s cash flow from operating activities at December 31, 2006 and including the Jonah and Kirby acquisitions, and giving effect to the base equity offering, Enerplus will continue to have a debt to cash flow ratio of 0.8 times.

Property Details and Development Plans

The Kirby acquisition includes 43,360 gross acres of oil sands acreage located in northeast Alberta in townships 73-75, Ranges 7 to 9, W4M in close proximity to significant existing oil sands projects and infrastructure. The geologic characteristics of the bitumen reservoirs found within this lease show channel and valley fill deposits in the McMurray formation without any “thief” zones which are sometimes found in SAGD projects and which can adversely affect bitumen recovery factors, steam-oil ratios and project economics.

There are currently 49 wells which were drilled in connection with oil and gas operations that provided delineation on the lease plus an additional 21 core holes along with 2-D and 3-D seismic which covers approximately 30% of the lease. This core, log and seismic data were used in determining the contingent resources on the lease that were quantified by the independent third party engineering evaluation (see "Contingent Resource Estimates" section below). The pay thickness included in the contingent resource estimate is between 13 and 25 metres.

Enerplus believes there is upside to the best case estimate of contingent resources. Further delineation of the lease could identify additional resources and expand the development area given indications from existing seismic and log data and the fact that there are 19 undrilled sections of land. We believe there is also an opportunity to exploit the resource below 13 metres of pay thickness which could potentially add resources. Finally, additional resource potential may exist in other zones such as the Wabiskaw formation.

The depth of the target reservoir is approximately 475 metres below the surface allowing the SAGD project to be operated at higher pressures and providing an opportunity to use high pressure gas lift operations. These types of operations are generally marked by relatively higher production rates and lower operating costs than typical lower pressure operations. In addition, the lease is located near existing infrastructure including highway 881, a rail line and the Enbridge Athabasca System as well as the planned Access pipeline. As part of the transaction, Enerplus is also acquiring the uphole petroleum and natural gas rights on the same lands and the oil sand leases, excluding existing gas wells and discovered gas pools.

Enerplus expects to spend approximately $5 million for the remainder of 2007 and approximately $39 million in 2008 with respect to the Kirby project to continue drilling core holes and to advance regulatory approvals and engineering. The key objectives over the next two years will be to further evaluate the lease potential, define the initial project area, refine initial phase project costs, and secure regulatory approval. A full scale development plan for the lease will be determined as we move forward, however Enerplus expects final engineering and detailed initial phase development plans to be completed in 2009 with construction to begin in 2010. Enerplus expects first steam injection in 2011 with initial production 6 months thereafter and full production approximately 12-18 months after initial steam injection.

Enerplus expects any expansion of the Kirby SAGD project to occur after the startup of the North Mine on the Joslyn lease, currently planned for startup in 2013. The timing and extent of the expansion will depend on a variety of factors including performance of the initial phase, performance of the Joslyn mine and SAGD project, other project inventory, commodity markets and overall capital requirements. Enerplus intends to coordinate the expansion with other capital projects in the Fund’s portfolio to manage the Fund’s overall capital commitments.

Enerplus is actively evaluating the various bitumen and upgrading options for both these volumes and volumes associated with our other oil sands opportunities. Accordingly, marketing plans for the produced bitumen will be announced at a later date. The acquisition has been valued on an after-tax basis and Enerplus has accounted for the impact of the 2007 Federal budget proposal to phase out the accelerated capital cost allowance for oil sands projects.

Contingent Resource Estimates

Enerplus is acquiring a "best estimate" total of 219.8 million barrels of gross working interest contingent bitumen resource based upon GLJ’s engineering report effective September 1, 2006, prepared to Canadian standards using forecast prices (assuming a bitumen-diluent blended product) and costs effective July 1, 2006. The following table summarizes the estimated contingent resources for the Kirby Lease as contained in the independent report, together with the amount attributable to Enerplus' proposed acquisition of a 90% interest in Kirby.

Contingent Resource Estimates for the Kirby Lease

	Kirby Lease	Enerplus 90% Interest
	Gross (Mbbls)	Gross (Mbbls)

Low Estimate	91,287 244,230 432,966	82,158 219,807 389,669

Best Estimate

High Estimate

The resulting acquisition metrics are approximately $0.83 per barrel of contingent resource before future development costs based on the “best estimate” of the resources.

Enerplus expects to book a portion of the current contingent resources as probable reserves on or about year-end 2008 based on successful continuation and results of the core hole drilling program, regulatory filing, updated economics and the then current commodity price outlook, cost estimates, and other economic factors. Enerplus expects additional proved and probable reserve bookings based on the success and advancement of the project over the ensuing years. For additional information on contingent resource estimates, see "Information Regarding Contingent Resource Estimates" below.

Financing

Concurrent with the acquisition, Enerplus has entered into an agreement to issue, to a syndicate of Canadian underwriters, on a bought deal basis, 4,050,000 trust units at a price of $49.55 per trust unit for gross proceeds of $200.7 million. Enerplus has granted the underwriters an option, exercisable in whole or in part until 30 days following closing, to purchase up to 607,500 additional trust units at the same offering price, to cover over-allotments and for market stabilization purposes. Should the underwriters’ over-allotment option be fully exercised, the total gross proceeds of the financing will be $230.8 million. We expect the equity issue to close on April 10, 2007 and the new trust units issued would be eligible for the April 20, 2007 cash distribution paid to unitholders of record at the close of business on April 10, 2007. Completion of the equity financing and completion of the Kirby acquisition are not dependent on the other transaction being completed.

The underwriting syndicate is led by CIBC World Markets Inc. and includes RBC Capital Markets, BMO Capital Markets, Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., Raymond James Ltd., Canaccord Capital Corporation, FirstEnergy Capital Corp., HSBC Securities (Canada) Inc., Desjardins Securities Inc. and Tristone Capital Inc.

The offering of trust units is being made only in Canada by means of a short-form prospectus and is subject to normal regulatory approvals. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act. This release does not constitute an offer for sale of trust units in the U.S.

Cash Distribution for April 2007

A cash distribution in the amount of $0.42 per unit will be payable on April 20, 2007 to all Unitholders of record on April 10, 2007. The ex-distribution date for this payment is April 5, 2007. The $0.42 per unit is equivalent to approximately US$0.36 per unit if converted using a Canadian/US dollar exchange ratio of 1.16. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Gordon J. Kerr
President & Chief Executive Officer

Forward-Looking Statements and Information

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "designed" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: the proposed acquisition of an interest in Kirby by Enerplus and the future benefits of such acquisition to unitholders; the amount of cash distributions to unitholders; the volumes and estimated value of the Fund's future oil and gas resources and reserves; future bitumen production from and prospects in the Kirby development; project life estimates; future oil and natural gas prices and the Fund's commodity risk management programs; future liquidity and financial capacity (including debt to cash flow ratio); future results from operations, cost estimates; future development, exploration, acquisition and development activities and related expenditures, including with respect to the development of the Kirby project and Enerplus' other oil sands projects; and the completion of an equity offering by Enerplus.

The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumptions of the Fund including, without limitation: that the Fund will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, proposed) tax and royalty regimes; the accuracy of the estimates of the Fund's resource volumes; the ability to acquire sufficient financing on favourable terms and certain commodity price and other cost assumptions. The Fund believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; unanticipated operating results or production declines; incorrect estimates of resources and reserves and upside potential on the Kirby properties; changes in tax or environmental laws or royalty rates; increased debt levels or debt service requirements; inaccurate estimation of the Fund's oil and gas reserves volumes; limited, unfavourable or limited access to capital markets; increased costs; the impact of competitors; and certain other risks detailed from time to time in the Fund's pubic disclosure documents (including, without limitation, those risks identified in this news release and in the Fund's annual information form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of the Fund or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Information Regarding Contingent Resource Estimates

"Contingent resources" is a recognized category of resources in the Canadian Oil and Gas Evaluation ("COGE") Handbook and is defined as "those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations but are not currently economic". However, as indicated in the COGE Handbook, criteria other than economics may cause a quantity to be classified as a resource rather than a reserve. The COGE Handbook states that the following issues are contingencies that affect the classification as resources rather than reserves: ownership considerations; drilling requirements; testing requirements; regulatory considerations; infrastructure and market considerations; timing of production and development; and economic requirements. Contingent resources may also include those quantities of hydrocarbons that are estimated to be potentially recoverable using technology that is under development. Resources and contingent resources do not constitute, and should not be confused with, reserves.

There is no certainty that any portion of the volumes currently classified as "contingent resources" will be produced. The primary contingencies which currently prevent the classification of the disclosed contingent resources associated with the Kirby project as "reserves" consist of: (i) an absence of a formalized near-term development plan, (ii) the results of further delineation drilling, (iii) facility design and detailed design estimates to confirm economic productibility, and (iv) the absence of project regulatory applications. There are a number of inherent risks and contingencies associated with the development, of the Kirby project and the associated bitumen resources, including commodity price fluctuations, project costs, receipt of regulatory approvals, commercial use of the SAGD technology and those other risks and contingencies described above and under "Risk Factors" Enerplus' annual information form dated March 12, 2007 (the "AIF"), a copy of which is available on Enerplus' SEDAR profile at www.sedar.com. For additional information with respect to the presentation and disclosure of oil and gas reserves and resources, see "Presentation of Enerplus' Oil and Gas Reserves, Resources and Production" in the AIF.